

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 21, 2008

Mr. Michael L. Sheriff
President, Chief Executive Officer, and
Chairman
The X-Change Corporation
710 Century Parkway
Allen, TX 75013

>   **RE: The X-Change Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,2006**
>   **and September 30, 2007**
>   **File No. 002-41703**

Dear Mr. Sheriff:

    We have reviewed your supplemental response letter dated February 5, 2008 as
well as the above referenced filings and have the following comments. As noted in our
comment letter dated December 14, 2007, we have limited our review to your financial
statements and related disclosures and will make no further review of your documents.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure
are urged to be certain that they have included all information required pursuant to the
Securities Exchange Act of 1934.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 6 – Common Stock Transactions, page F-17

1.   We note your response to comment 3. We provided one example as an
      illustration in our comment, however, our question related to the broader issue of
      how the company is accounting for shares issued to consultants. There are a
      number of instances noted per page F-18 of your filing that we intended your
      response to address. As requested in our initial comment, please clarify whether
      your policy for accounting for stock compensation associated with shares issued
      to consultants is based on the value of services received or the fair value of the
      shares issued. If there are any instances of compensation being based on the

value of the services received, please explain your basis for concluding that this value is/was more reliably measurable than the fair value of your equity instruments, or revise your accounting.

Note 10 – Merger/Acquisition, page F-21

2.   We note your response to comment 4. As management is responsible for preparing the company's financial statements, it is unclear why the company is unable to explain the accounting for the acquisition of AirGate. As requested in our initial comment, please tell us how you accounted for the acquisition of AirGate including discussion of the value attributed to the shares issued as consideration, the purchase price allocation showing how the company allocated the purchase price to the assets acquired, as well as how the company determined the appropriate values to allocate to the assets.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Note 6 – Restatement – 2006, page 11

3.   We note your response to comment 7. It is unclear why the company has yet to file an Item 4.02 Form 8-K reporting the restatement. Please file the Form 8-K or tell us when you plan to do so.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director